SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the Month of December 2002
                                SANOFI-SYNTHELABO
             (Exact name of registrant as specified in its charter)


                   174, avenue de France, 75013 Paris, FRANCE
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                           Form 20-F  X    Form 40-F
                                     ---             ---


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes       No  X
                                    ---      ---


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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                                                                          [LOGO]


Investor Relations
                                                        Paris, December 19, 2002



                    Hanspeter SPEK, Executive Vice President,
                takes responsibility for the Worldwide Operations
                              of Sanofi-Synthelabo

     Sanofi-Synthelabo reorganizes its Operations into 3 geographical areas:
                   Europe, North America and Intercontinental


   As from January 1, 2003, Hanspeter SPEK, Executive Vice President, will be in charge of the Worldwide Operations of Sanofi-Synthelabo, and appointed Chairman of the U.S. subsidiary.

   In order to face the new challenges of the pharmaceutical industry in a fast changing environment, Sanofi-Synthelabo has decided to reorganize its Operations into 3 geographical areas, reporting to him :

   - Europe, with the appointment of Christian LAJOUX, as President, Europe. Christian LAJOUX was previously Chairman and C.E.O. of the French subsidiary. He will be assisted by Etienne JACOB, Senior Vice President, Europe

   - Intercontinental, with the appointment of Gordon PROCTOR, as President, Intercontinental. Gordon PROCTOR was previously C.E.O. of the U.S. subsidiary

   - North America, where Hanspeter SPEK will also act as President, North America, pending the appointment of a new President.



   All these appointments will be effective as from January 1, 2003.


   Investor Relations Department
   Philippe Goupit    Director of Investor Relations
   Isabelle Laurent   Investor Relations Europe
   Sanjay Gupta       Investor Relations US

   Contacts :
   E-mail : investor-relations@sanofi-synthelabo.com
   Europe                                  US
   Tel : + 33 1 53 77 45 45                Tel.:   1 212 551 42 93
   Fax : + 33 1 53 77 42 96                Fax :   1 212 551 49 10

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                                          SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 20, 2002

                                     SANOFI-SYNTHELABO


                                     By: /s/ Marie-Helene Laimay
                                         ---------------------------------------
                                        Name:  Marie-Helene Laimay
                                        Title: Senior Vice President and
                                               Chief Financial Officer